Millar Western Forest Products Ltd.

Condensed Interim Financial Statements
March 31, 2016

Millar Western Forest Products Ltd.
Condensed Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2016	2015
	$	$

Assets

Current assets
Cash and cash equivalents	-	16,773
Accounts and other receivables	36,902	34,136
Inventories (note 3)	110,326	92,868
Prepaid expenses	5,251	12,262

	152,479	156,039

Property, plant and equipment	220,245	222,836
Intangible assets	10,133	31,979
Other assets	1,994	1,729

	384,851	412,583

Liabilities

Current liabilities
Bank indebtedness	886	-
Revolving credit facility (note 4)	10,000	-
Accounts payable and accrued liabilities	34,901	47,894
Financial liabilities – borrowings (note 5)	13,927	4,438
Reforestation obligations	4,749	4,749

	64,463	57,081

Financial liabilities – borrowings (note 5)	286,858	313,062
Asset retirement obligations	1,579	1,446
Other obligations	2,285	2,285
Reforestation obligations	9,410	7,634
Deferred income taxes	5,037	12,853
Post-employment benefit obligation	2,547	2,471

	372,179	396,832

Shareholder’s equity

Share capital	65,500	65,500
Deficit	(52,828)	(49,749)

	12,672	15,751

	384,851	412,583

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Changes in Equity
For the three months ended March 31, 2016 and 2015
(Unaudited)

(expressed in thousands of Canadian dollars)

		Retained
	Share	earnings	Total
	capital	(deficit)	equity
	$	$	$

Balance – December 31, 2014	65,500	3,931	69,431

Net loss for the period	-	(23,999)	(23,999)

Dividends	-	(750)	(750)

Balance – March 31, 2015	65,500	(20,818)	44,682

Balance – December 31, 2015	65,500	(49,749)	15,751

Net loss for the period	-	(3,079)	(3,079)

Balance – March 31, 2016	65,500	(52,828)	12,672

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Net Loss and Comprehensive Loss
For the three months ended March 31
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended
		March 31,
	2016	2015
	$	$

Revenue	93,740	95,386

Cost of products sold (excluding depreciation and amortization)	71,328	66,957
Freight and other distribution costs	16,367	13,946
Depreciation and amortization	3,465	3,609
General and administration	3,957	4,228
Loss on termination of Power Purchase Arrangement (PPA) (note 5)	22,215	2,631
Other expense, net (note 6)	26	-

Operating (loss) earnings	(23,618)	4,015

Foreign exchange gain (loss) on borrowings	17,913	(22,365)

Finance expenses (note 7)	(5,190)	(6,148)

Net loss before income taxes	(10,895)	(24,498)

Income taxes recovery	(7,816)	(499)

Net loss and comprehensive loss	(3,079)	(23,999)

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Cash Flows
For the three months ended March 31
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended March 31,
	2016	2015
	$	$
Cash (used in) provided by

Operating activities
Net loss for the period	(3,079)	(23,999)
Adjustments for
Finance expenses	5,190	6,148
Depreciation and amortization	3,465	3,609
Deferred income tax recovery	(7,816)	(499)
Unrealized exchange (gain) loss on borrowings	(17,913)	22,365
Unrealized (gain) loss on derivative contracts	(1,752)	1,877
Reforestation expense	1,491	1,989
Loss on disposal of PPA assets (note 5)	20,620	3
Increase in loan value on termination of PPA (note 5)	1,595	-
Inventory valuation	(718)	-
Greenhouse gas credits	(270)	-
Other	209	271
Reforestation expenditures	(121)	(463)

	901	11,301
Net change in non-cash working capital items (note 10)	(17,295)	(30,443)

	(16,394)	(19,142)

Investing activities
Additions to property, plant and equipment (note 10)	(293)	(6,235)
Receipt of government grants	2,175	-
Decrease in other assets	4	7

	1,886	(6,228)

Financing activities
Credit facility draw	10,000	-
Repayment of borrowings	(522)	(470)
Finance expenses paid	(12,629)	(11,988)
Dividends paid	-	(750)

	(3,151)	(13,208)

Decrease in cash and cash equivalents	(17,659)	(38,578)

Cash and cash equivalents – beginning of period	16,773	47,425

(Bank indebtedness) cash and cash equivalents – end of period	(886)	8,847

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

1	General information

Millar Western Forest Products Ltd. (the Company) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of two sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp (BCTMP).

These condensed interim financial statements were approved for issue on May 5, 2016.

These condensed interim financial statements have not been reviewed or audited by the Company’s external auditor.

2	Summary of significant accounting policies

These condensed interim financial statements for the three months ended March 31, 2016, have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accounting policies adopted are consistent with those of the previous financial year. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	Inventories

	March 31,	December 31,
	2016	2015
	$	$

Logs	56,127	34,858
Pulp	20,897	21,584
Lumber	20,381	22,867
Operating and maintenance supplies	12,921	13,559

	110,326	92,868

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

In the three months ended March 31, 2016, the Company reversed a portion, amounting to $0.7 million, of a $1.2 million inventory write down recorded at December 31, 2015. The amount reversed was included in cost of products sold.

4	Revolving credit facility

The Company has a $50 million revolving credit facility maturing July 15, 2018. During the period beginning February 1, 2016, and ending April 30, 2016, the credit facility has been temporarily increased by $20.0 million, to $70.0 million. The facility is subject to a borrowing formula based on the Company’s levels of inventory and accounts receivable. As of March 31, 2016, $10.0 million was drawn on the credit facility (December 31, 2015 – $nil) and $3.9 million was committed to standby letters of credit (December 31, 2015 – $3.9 million). The interest rate on this facility is floating and may, at the Company’s option, be based on the Canada bank prime rate or US base rate, plus a spread of 2.00%. The Company also has the option of basing the rate on LIBOR, plus a spread of 3.25%. Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

5	Financial liabilities – borrowings

	March 31,	December 31,
	2015	2015
	$	$

Unsecured Senior Notes – US$210 million	272,727	290,640
Less: Financing expenses	(2,489)	(2,613)
Power purchase rights loan #1	9,196	8,345
Power purchase rights loan #2	1,815	1,592
BEP capital lease obligation	19,536	19,536

	300,785	317,500
Less: Current portion	13,927	4,438

	286,858	313,062

Effective March 25, 2016, Millar Western, along with Capital Power and other syndicate members, terminated the syndicate’s Power Purchase Arrangement (PPA), citing significant changes to the Specified Gas Emitters Regulation in Alberta. The Company had $9.4 million in loans related to the acquisition of its share of the PPA, which were recorded at fair value and amortized using the effective interest rate method. As a result of the PPA termination, the loans’ cash value of $11.0 million became due and payable to Capital Power on June 30, 2016. The differential, a loss of $1.6 million, was recorded along with the $20.6 million loss on disposal of the PPA asset.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

6	Other expense, net

	Three months ended
		March 31,
	2016	2015
	$	$

Loss on disposal of property, plant and equipment	-	(3)
Foreign exchange (loss) gain	(1,729)	2,692
Unrealized gain (loss) on derivative contracts	1,752	(1,877)
Realized loss on derivative contracts	(49)	(3,443)

	(26)	(2,631)

7	Finance expenses

	Three months ended
		March 31,
	2016	2015
	$	$

Interest expense on borrowings	6,174	6,629
Less: Interest capitalized on qualifying assets	1,263	651

Net interest expense on borrowings	4,911	5,978
Other interest and bank charges	291	247
Interest income	(12)	(77)

	5,190	6,148

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

8	Financial instruments and financial risk factors

Financial instruments

Carrying and fair value of financial instruments by category:

	March 31, 2016

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Accounts receivable Trade and other	1,200	35,702	-	36,902	36,902
Other assets	-	1,994	-	1,994	1,994

	-	37,696	-	38,896	38,896

Financial liabilities
Bank indebtedness	-	-	886	886	886
Credit facility	-	-	10,000	10,000	10,000
Accounts payable Trade and other	-	-	34,901	34,901	34,901
Borrowings	-	-	300,785	300,785	146,456
Other obligations	2,280	-	5	2,285	2,285

	2,280	-	346,577	348,857	194,528

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

	December 31, 2015

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	-	16,773	-	16,773	16,773
Accounts receivable Trade and other	-	34,136	-	34,136	34,136
Other assets	-	1,729	-	1,729	1,729

	-	52,638	-	52,638	52,638

Financial liabilities
Accounts payable Trade and other	542	-	47,352	47,894	47,894
Borrowings	-	-	317,500	317,500	175,635
Other obligations	2,280	-	5	2,285	2,285

	2,822	-	364,857	367,679	225,814

The estimated fair value of financial instruments is based on relevant market prices and information available at the end of the period.

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, accounts and other receivables, bank indebtedness, credit facility, accounts payable and accrued liabilities, approximates their carrying value, due to the short-term nature of these financial assets and liabilities.

The fair value of the Senior Notes included in borrowings as at March 31, 2016, was estimated to be US$89.3 million (December 31, 2015 – US$107.4 million), based on the most recent bid price. The fair value of the power purchase rights loans as at March 31, 2016, was the same as the carrying value of $11.0 million (December 31, 2015 – $7.5 million), based on the short-term nature of the loan, which is due and payable on June 30, 2016 (note 5).

Financial assets and liabilities that are recognized on the statements of financial position at fair value are classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The three levels of the hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, as derived from prices); and

Level 3 – inputs that are not based on observable market data.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible.

The fair value of fixed commodity forward sale and purchase contracts is calculated using a discounted cash flow method, based on forward commodity prices. The fair value of forward exchange contracts is calculated using a forward pricing model (Level 3).

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other expense (income) at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other expense (income).

At March 31, 2016, the Company had $1.0 million (December 31, 2015 - $nil) in US dollar denominated forward lumber commodity contracts outstanding, resulting in an unrealized gain of US$7.5 thousand. All the outstanding derivative contracts had terms of less than one year. A US$10 change in the contract pricing on the outstanding commodity contracts of US$1.0 million would result in a financial impact of $42.9 thousand.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuation in interest payments, substantially all of which are denominated in US dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into currency contracts to hedge US dollar positions, but does not hold or issue foreign currency financial instruments for speculative or trading purposes. As at March 31, 2016, the Company had no (March 31, 2015 – US$35.0 million) outstanding forward exchange contracts. The Company had US$12.0 million (March 31, 2015 – $nil) in outstanding collar options contracts, with a call option price of C$1.3900/US$ 1.00 and put option price of C$1.4672/US$ 1.00. The Company recorded the amount of unrealized gain on these currency contracts for the three months ended March 31, 2016, of $1.8 million (March 31, 2015 – $1.9 million loss) in other expense.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

9	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has two reportable segments, lumber and pulp, and one supporting cost centre, corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices.

Product segments

Lumber

	Three months ended March 31,
	2016	2015
	$	$

Revenue from external customers	46,949	51,327

Cost of products sold	(37,750)	(38,680)
Freight and other distribution costs	(5,255)	(4,175)
Depreciation and amortization	(1,517)	(1,724)
Other income (expense)	37	(823)

Operating earnings	2,464	5,925

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Pulp

	Three months ended March 31,
	2016	2015
	$	$

Revenue from external customers	46,692	43,961

Cost of products sold	(33,567)	(28,267)
Freight and other distribution costs	(11,112)	(9,771)
Depreciation and amortization	(1,924)	(1,840)
Other expense	(64)	(1,808)

Operating earnings	25	2,275

Corporate and other

	Three months ended March 31,
	2016	2015
	$	$

Revenue from related parties	99	98

Cost of products sold	(11)	(10)
General and administration	(3,957)	(4,228)
Depreciation and amortization	(24)	(45)
Loss on termination of PPA	(22,215)	-
Other expense	1	-

Operating loss	(26,107)	(4,185)

Total

	Three months ended March 31,
	2016	2015
	$	$

Revenue from external customers and related parties	93,740	95,386

Cost of products sold and general and administration	(75,285)	(71,185)
Freight and other distribution costs	(16,367)	(13,946)
Depreciation and amortization	(3,465)	(3,609)
Loss on termination of PPA	(22,215)	-
Other expense	(26)	(2,631)

Operating (loss) earnings	(23,618)	4,015

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $1.5 million for the three months ended March 31, 2016 (2015 - $1.3 million).

Expenditures on property, plant and equipment and intangibles

	March 31,	March 31,
	2016	2015
	$	$

Lumber	153	599
Pulp	(592)	10,435
Corporate and other	86	78

	(353)	11,112

Expenditures on property, plant and equipment and intangibles are net of government grant funding of $2.1 million for the three months ended March 31, 2016 (2015 - $nil).

Identifiable assets

	March 31,	December 31,
	2016	2015
	$	$

Lumber	210,198	199,223
Pulp	171,626	194,149
Corporate and other	3,027	19,211

	384,851	412,583

10	Supplementary cash-flow information

Net change in non-cash working capital items

	March 31,	March 31,
	2016	2015
	$	$

Accounts receivable and other	(1,014)	5,397
Inventories	(14,841)	(27,244)
Prepaid expenses	5,518	(1,476)
Accounts payable and accrued liabilities	(6,958)	(7,120)

	(17,295)	(30,443)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Additions to property, plant and equipment

	March 31,	March 31,
	2016	2015
	$	$

Additions to property, plant and equipment and intangible assets	(1,822)	(11,112)
Changes in working capital for investing activities	266	4,226
Interest capitalized on qualifying assets	1,263	651

	(293)	(6,235)

11	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (Industries), its parent company.

The Company earned revenue from Industries as follows:

	Three months ended March 31,
	2016	2015
	$	$

Administration fees	99	98

Included in accounts receivable relating to these transactions	31	32

Fees are established at the cost to the Company, plus a 5% markup.

The Company incurred costs charged by Industries as follows:

	Three months ended March 31,
	2016	2015
	$	$

Chemical purchases	192	170

Other services	611	617

Accounts payable to Industries	293	170

Chemical purchases are charged to the Company at the same prices used for arms-length parties; facility and equipment transactions are charged at the cost to the parent company.